Exhibit (a)(5)(A)

THIS ANNOUNCEMENT (THE “ANNOUNCEMENT”) AND THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, NEW ZEALAND, THE REPUBLIC OF IRELAND, SWITZERLAND, JAPAN, THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL.

31 January 2020

IG Design Group plc

(“Design Group”, the “Company” or the “Group”)

Commencement of Tender Offer Process

IG Design Group plc, one of the world’s leading designers, innovators and manufacturers of celebrations, gifting, stationery and creative play products, today announces that, further to the announcement made on 20 January 2020 regarding the proposed Acquisition of CSS Industries, Inc. (“CSS”) (NYSE: CSS), IG Design Group Americas, Inc., a wholly owned subsidiary of the Company has today commenced a tender offer through its wholly-owned subsidiary Tom Merger Sub Inc. to purchase all outstanding shares of common stock of CSS for $9.40 per share in cash.  The tender offer is being made pursuant to the Agreement and Plan of Merger entered into and among IG Design Group Americas, Inc., Tom Merger Sub Inc., the Company and CSS dated January 20, 2020.

The Offer is scheduled to expire at one minute after 11:59 p.m. Eastern Standard Time at the end of the day on Friday, February 28, 2020 unless the Offer is extended or earlier terminated.

Consummation of the Offer is conditional upon (i) there having been validly tendered in the Offer and not withdrawn on or before one minute after 11:59 p.m. Eastern Standard Time at the end of the day on Friday, February 28, 2020 (such date, as it may be extended by Tom Merger Sub Inc. from time to time in accordance with the Merger Agreement, the “Expiration Time”), that number of shares that would represent at least a 51% majority of shares then outstanding, (ii) no Material Adverse Effect (as defined in the Merger Agreement) in respect of CSS having occurred following the date of the Merger Agreement, (iii) the Company having completed an equity financing for gross proceeds of approximately $154.8 million, and (iv) the satisfaction of other customary conditions. Shares that are tendered pursuant to a notice of guaranteed delivery but not actually delivered to the depositary for the tender offer, American Stock Transfer & Trust Company, LLC, prior to the Expiration Time of the Offer, will not be deemed to be validly tendered into the Offer unless and until such shares underlying such notices of guaranteed delivery are delivered.

As promptly as practicable following the successful completion of the Offer, the Company, through its wholly-owned subsidiary IG Design Group Americas, Inc., will acquire all remaining shares of CSS through a merger of Tom Merger Sub Inc. with and into CSS.

Complete terms and conditions of the Offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials, which have been filed by the Company, IG Design Group Americas, Inc. and Tom Merger Sub Inc. with the United States Securities and Exchange Commission (the “SEC”) today. In addition, CSS has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the tender offer that includes the unanimous recommendation of its board of directors that its common stockholders accept the Offer and tender their shares of common stock in the Offer.

Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from MacKenzie Partners, Inc., the Information Agent for the Offer. CSS stockholders who have questions regarding the tender offer should contact the Information Agent at (212) 929-5500 (collect) if you are a bank or brokerage firm or otherwise at (800) 322-2885 (toll-free). American Stock Transfer & Trust Company, LLC is acting as depositary for the tender offer.

The Company will provide further comments on the Acquisition as appropriate.

For further information, please contact:

IG Design Group plc	Tel: 0152 588 7310
Paul Fineman, Chief Executive Officer
Giles Willits, Chief Financial Officer

Canaccord Genuity Limited (Nominated Adviser, Sole Bookrunner and Sole Broker)	Tel: 0207 523 8000
Bobbie Hilliam, NOMAD Alex Aylen, Sales

Alma PR	Tel: 0203 405 0205
Rebecca Sanders-Hewett
Susie Hudson	designgroup@almapr.co.uk
Sam Modlin

Important Information for Investors and Stockholders

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. IG Design Group PLC (“IG Design Group”), its wholly-owned subsidiary, IG Design Group Americas, Inc. (“IG Design Group Americas”) and its wholly-owned subsidiary, Tom Merger Sub Inc.(“Tom Merger Sub”) have filed with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and CSS Industries, Inc. (“CSS”) has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. IG Design Group, IG Design Group Americas, Tom Merger Sub, and CSS will mail these documents without charge to CSS common stockholders. Investors and shareholders should read those filings carefully as they contain important information about the tender offer. Those documents may be obtained without charge at the SEC’s website at www.sec.gov and at IG Design Group website at www.thedesigngroup.com. The website addresses of the SEC and IG Design Group are included in this press release as an inactive textual reference only. The information contained on these websites are not incorporated by reference in this press release and should not be considered to be a part of this press release. The offer to purchase and related materials may also be obtained without charge by contacting MacKenzie Partners, Inc., the Information Agent for the Offer at (212) 929-5500 (collect) if you are a bank or brokerage firm or otherwise at (800) 322-2885 (toll-free).

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication, including statements regarding the proposed transaction between Design Group and CSS, Design Group’s and CSS’ financial estimates and/or business prospects, the combined company’s plans, objectives, expectations and intentions, the expected size, scope and growth of the combined company’s operations and the markets in which it will operate, expected synergies, as well as the expected timing and benefits of the transaction, may contain words such as “expects,” “may,” “potential,” “upside,” “approximately,” “project,” “would,” “could,” “should,” “will,” “anticipates,” “believes,” “intends,” “estimates,” “targets,” “plans,” “envisions,” “seeks” and other similar language and are considered forward-looking statements or information under applicable securities laws. These statements are based on Design Group’s current expectations, estimates, forecasts and projections about the proposed transaction and the operating environment, economies and markets in which Design Group and CSS operate, are subject to important risks and uncertainties that are difficult to predict and the actual outcome may be materially different. These statements reflect beliefs and assumptions that are based on Design Group’s and CSS’ perception of historical trends, current conditions and expected future developments as well as other factors management believes are appropriate in the circumstances. In making these statements, Design Group and CSS have made assumptions with respect to the ability of Design Group and CSS to achieve expected synergies and the timing of same, the ability of Design Group and CSS to predict and adapt to changing customer requirements, preferences and spending patterns, the ability of Design Group and CSS to protect their intellectual property, future capital expenditures, including the amount and nature thereof, business strategy and outlook, expansion and growth of business and operations, credit risks, anticipated acquisitions, future results for Design Group being similar to historical results, expectations related to future general economic and market conditions and other matters. Design Group’s and CSS’ beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Design Group’s beliefs and assumptions may prove to be inaccurate and consequently Design Group’s actual results could differ materially from the expectations set out herein.

About IG Design Group plc

IG Design Group plc, the largest consumer gift packaging business in the world, is a designer, innovator and manufacturer of products that help people celebrate life’s special occasions. Design Group works with more than 11,000 customers in over 80 countries throughout the UK, Europe, Australia and the USA. Its products are found in over 210,000 retail outlets, including several of the world’s biggest retailers, for example Walmart, Target, Amazon, Costco, Lidl and Aldi. Its brand, Tom Smith, also holds the Royal Warrant for the supply of Christmas crackers and Christmas wrapping paper to the Royal family. Design Group is a diverse business operating across multiple regions, categories, seasons and brands. Its four major product categories are: Celebrations, Stationery and Creative Play, Gifting, and Not-for-resale consumables. It offers customers a full end-to-end service from design through to distribution, offering both branded and bespoke products from the value-focused through to the higher-margin ends of the market. The acquisition of Impact Innovations Inc. has significantly increased the scale of the Group and added to the Celebrations category with seasonal home décor product range providing a further opportunity for growth. The Company was admitted to the Alternative Investment Market of the London Stock Exchange in 1995 under the name ‘International Greetings plc’ and rebranded to IG Design Group plc in 2016. For further information please visit www.thedesigngroup.com.

About CSS Industries, Inc.

CSS is a creative consumer products company, focused on the craft, gift and seasonal categories. For these design-driven categories, CSS engages in the creative development, manufacture, procurement, distribution and sale of its products with an omni-channel approach focused primarily on mass market retailers. CSS’ core products within the craft category include sewing patterns, ribbons, trims, buttons, needle arts and kids’ crafts. For the gift category, its core products are designed to celebrate certain life events or special occasions, with a focus on packaging items, such as ribbons, bows, bags and wrap, as well as stationery, baby gift items, and party and entertaining products. For the seasonal category, CSS’ focus is on holiday gift packaging items including ribbons, bows, bags, tags and gift card holders, in addition to specific holiday-themed decorations and activities, including Easter egg dyes and Valentine’s Day classroom exchange cards. In keeping with CSS’ corporate mission, all of its products are designed to help make life memorable.